UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Amendment No. 3

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WILD OATS MARKETS, INC.

(Name of Subject Company (issuer))

WFMI Merger Co.

and

Whole Foods Market, Inc.

(Names of Filing Persons (offerors))

Common Stock, par value $0.001 per share

(together with the associated preferred stock purchase rights)

(Title of Class of Securities)

96808B107

(CUSIP Number of Class of Securities)

Roberta Lang, Esq.

Whole Foods Market, Inc.

550 Bowie Street

Austin, Texas 78703

(512) 542-0217

(Name, address and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Bruce H. Hallett, Esq.

Hallett & Perrin, P.C.

2001 Bryan Street, Suite 3900

Dallas, Texas  75201

(214)  953-0053

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$700,070,507	$21,492.16

*     For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate 37,841,649 shares of common stock, par value $0.001 per share, of Wild Oats Markets, Inc. outstanding on a fully diluted basis, consisting of: (a) 29,842,122 shares of common stock issued and outstanding, (b) 1,328,702 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options with an exercise price below $18.50 per share, (c) 172,186 shares of restricted common stock and restricted common stock units, and (d) 6,498,639 shares of common stock issuable on or before expiration of the offer pursuant to outstanding convertible debentures; and (ii) the tender offer price of $18.50 per Share.

**    The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, was previously paid with the original filing on Schedule TO.

☐               Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP Number:

96808B107

This Amendment No. 3 to Tender Offer Statement on Schedule TO (this “Amendment”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed on February 27, 2007, and amended on March 14, 2007, and March 21, 2007 (the “Schedule TO”),  by WFMI Merger Co., a Delaware corporation (“Purchaser”), and Whole Foods Market, Inc., a Texas corporation (“WFM”).  This Amendment is being filed on behalf of WFM and Purchaser.  The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (including the associated preferred stock purchase rights, “Shares”), of Wild Oats Markets, Inc., a Delaware corporation, at a price of $18.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, each of which incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

In its press release dated March 21, 2007, WFM and Purchaser have previously publicly disclosed the extension of the Expiration Date of the Offer from March 27, 2007 to 5:00 p.m., New York City time, on Tuesday, April 24, 2007.  Pursuant to the Merger Agreement, WFM and Purchaser are hereby giving formal notice of such extension.  As of the close of business on March 27, 2007 (the original date on which the Offer was to expire), a total of 9,130,313 shares of common stock of Wild Oats, which represent approximately 24% of the shares subject to the Offer, have been tendered and not withdrawn pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHOLE FOODS MARKET, INC.

By:	/s/ Glenda Chamberlain
	Name:	Glenda Chamberlain
	Title:	Executive Vice President and
Chief Financial Officer

WFMI MERGER CO.

By:	/s/ Roberta Lang
	Name:	Roberta Lang
	Title:	President

Dated:    March 28, 2007